Lilium N.V.

Galileostraße 335

82131 Gauting

Germany

August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lilium N.V. Registration Statement on Form F-3 (File No. 333-281082) Filed July 29, 2024 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lilium N.V. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-3 be accelerated so that the same will become effective on August 6, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP, outside counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

If you have any questions regarding this request, please contact Valerie Ford Jacob or Michael Levitt of Freshfields Bruckhaus Deringer US LLP at (212) 284-4926 or (212) 277-4004, respectively.

Very truly yours,

LILIUM N.V.

By:	/s/ Roger Franks
Roger Franks
Chief Legal Officer